

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

February 1, 2010

<u>VIA U.S. MAIL</u>

Mr. James A. Fontaine
Chief Executive Officer and President
Microtune, Inc.
2201 10th Street
Plano, Texas 75074

> **Re: Microtune, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 20, 2009**
> **File No. 000-31029**

Dear Mr. Fontaine:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Jeff Jaramillo
Accounting Branch Chief